

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 20, 2018

<u>Via E-mail</u>
Cary Breese
Chief Executive Officer
NowRx, Inc.
2224 Old Middlefield Way
Mountain View, CA 94043

> **Re:** **NowRx, Inc.**
> **Amendment No. 2 to**
> **Offering Statement on Form 1-A**
> **Filed March 14, 2018**
> **File No. 024-10792**

Dear Mr. Breese:

We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 9, 2018 letter.

<u>General</u>

1. We note your response to comment 2. Based on your response, it is not clear that Bryn Mawr Trust of Delaware, which the issuer intends to act as the escrow agent for the offering, is legally able to hold funds. The Continental Stock Transfer & Trust Company no-action letter (available May 10, 1989) lays out three criteria to qualify to act as an escrow agent for purposes of Exchange Act Rule 15c2-4. Specifically, a bank must (1) be a party to a written escrow agreement to hold funds for the persons having the beneficial interest therein; (2) hold such funds pending the occurrence of the Contingencies; and (3) transmit the funds directly to the persons entitled thereto at the appropriate time. Under Delaware law, is The Bryn Mawr Trust Company of Delaware itself, not the parent company as you describe in your most recent response, legally able

to hold such funds for the persons having the beneficial interest in the funds? If The Bryn Mawr Trust Company of Delaware cannot legally hold such funds under Delaware law, please confirm whether it can rely on the relief provided in the Continental Stock Transfer & Trust Company no-action letter and explain how you arrived at that determination.

Please contact Jonathan Burr at (202) 551-5833 or Brigitte Lippmann at (202) 551-3713 with any questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Jeanne Campanelli
        CrowdCheck Law LLP